AVIATION EXCLUSION RIDER




This rider is part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages.

If the Insured dies in an "excluded circumstance" (see below), We will pay only this rider's "limited benefit" (see below), even if there is other language in Your policy to the contrary.

DEFINITION

AIRCRAFT - means any contrivance now or hereafter invented, which is capable of sustained travel, throughout air, space or both. Such term shall include:

     1. Conventional Aircraft - means a vehicle used or designed solely for navigation of or flight in, the air; and

     2. Space Vehicle - means a conveyance intended for launch, launched or assembled in outer space (including by way of example, space shuttles), any equipment components, devices and parts of a transportation, communication, information or other system employed in outer space.

EXCLUDED CIRCUMSTANCES

Death occurring in any of the following situations is death in an "excluded circumstance" for purposes of this rider:

     1. As a direct or indirect result of operating, riding in or descending from any kind of aircraft on or in which the Insured either:

          a.   Is a pilot or member of the operating crew:

          b.   Is giving or receiving any kind of training or instruction; or

          c.   Has  any  assigned  duties   whatsoever  in  connection  with  or
               pertaining to such aircraft, its operation or purpose of flight (passengers or cargo); or

     2.   As a result of jumping or parachuting from any aircraft.

LIMITED BENEFITS

The limited benefit will be the Net Surrender Value as of the date of death.



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